May 11, 1998



VIA EDGARLINK

Michael Koffler
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Separate Account Fund C

On May  7,  1998,  a  485BPOS  filing  was  incorrectly  made  for  Transamerica
Occidentals Separate Account Fund C, Post-Effective Amendment No. 48. Per instruction from Bruce MacNeil, and pursuant to Rule 477 of the Securities Act, I hereby request an Amendment Withdrawal for this filing.

The EDGARLink Submission information for this filing is as follows:

COMPANY: TRANSAMERICA OCCIDENTALS SEPARATE ACCOUNT FUND C
FORM TYPE:        485BPOS
NUMBER OF DOCUMENTS: 1
RECEIVED DATE: 07-MAY-1998 13:28
ACCEPTED DATE: 07-MAY-1998 13:35
FILING DATE: 07-MAY-1998 13:28
TEST FILING:  NO
CONFIRMING COPY:  NO
ACCESSION NUMBER:  0000073711-98-000012
FILE NUMBER:  002-36250

If you should have any questions, please feel free to contact me at (213) 741-6442.

Sincerely,



Gina Grusman
Securities Filing Coordinator